UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced the formation of a new division focused on venture stage investing and new venture relationship development and management, Angiotech Drug Device Venture and Capital Enterprises (ADDVANCE).

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: June 2, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Thursday, June 2, 2005

ANGIOTECH ANNOUNCES FORMATION OF A VENTURE INITIATIVE

VANCOUVER, BC, June 2, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced the formation of a new division focused on venture stage investing and new venture relationship development and management, Angiotech Drug Device Venture and Capital Enterprises (ADDVANCE).  ADDVANCE intends to commit capital of up to $50 million over the next three years to development stage companies and new enterprises.

ADDVANCE partners and employees, working together with Angiotech scientists and clinicians, will explore novel commercialization avenues for Angiotech technology and intellectual property outside of Angiotech’s core therapeutic areas of interest.  The initial ADDVANCE transactions are expected to focus on forming collaborations or technology licenses with development stage medical device companies where patient outcomes could benefit from the addition of a drug or biomaterial to the device application. In connection with these transactions, ADDVANCE would receive equity consideration in exchange for a technology license or collaboration, and would potentially invest additional capital, similar to the recent license transaction and equity investment Angiotech consummated with CABG Medical on March 23, 2005.

ADDVANCE may also establish outside collaborations or joint ventures, or establish, fund and spin off new companies together with selected outside venture capital investor partners. These opportunities will pursue selected Angiotech research programs or product opportunities that may benefit by being developed and funded by an entity independent of the parent organization. Angiotech’s completion on June 24, 2004 of a $25 million equity investment and establishment of a distribution relationship with Orthovita represents this type of opportunity. Our relationship with Orthovita has enabled a more rapid commercialization of the VITAGEL™ surgical hemostat biomaterial than Angiotech would have achieved independently.

“We have established our new ADDVANCE division in order to create a focused vehicle to reach out to the venture capital community and the exciting development stage companies they fund with both our substantial technology portfolio and capital resources,” said William Hunter, M.D., President and CEO of Angiotech. “We believe Angiotech scientists have discovered a substantial universe of new uses for existing pharmaceuticals in local applications, including in drug-device combinations. We also have several technologies and products where no exact fit exists with our evolving product development and commercialization efforts, but nonetheless could represent significant value for our shareholders. ADDVANCE, which we plan to staff and operate independently, will provide an opportunity for Angiotech to open our research architecture to development stage companies and the venture capital community and, as a result, unlock what we believe are latent values in our research and intellectual property portfolio more rapidly.”

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Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc (Analysts) (604) 221-7676 ext 6996